Exhibit 99.4

CONSENT OF QUALIFIED PERSON

I, Americo Delgado, do hereby consent to the public filing by Pan American Silver Corp. (“Pan American”) of the technical report entitled “Technical Report for the La Colorada Property, Zacatecas, Mexico” with an effective date of December 31, 2019 (the “Technical Report”).

I also certify that I have read the written disclosure filed by Pan American in connection with the Technical Report and confirm that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this March 6, 2020.

/s/ “Americo Delgado”
Americo Delgado, P. Eng.